                                                                   EXHIBIT 12(C)
                             BANKBOSTON CORPORATION
  COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS

                        (Excluding Interest on Deposits)

The Corporation's ratios of earnings to combined fixed charges and preferred stock dividend requirements (excluding interest on deposits) for the five years ended December 31, 1997 were as follows:


                                                                 Years Ended December 31,
                                            --------------------------------------------------------------------
(Dollars in millions)

                                               1997           1996           1995           1994            1993
                                               ----           ----           ----           ----            ----
Net income                                  $    879       $    650       $    678       $    542       $    367
Extraordinary items, net of tax                                                                 7
Cumulative effect of changes
   in accounting principles, net of tax                                                                      (24)
Income tax expense                               589            483            529            422            262
                                               -----          -----          -----          -----          -----
     Pretax earnings                           1,468          1,133          1,207            971            605
                                               =====          =====          =====          =====          =====
Fixed charges:
  Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                              39             40             38             35             36
  Interest on borrowed funds                   1,050            873          1,079          1,038            384
                                               -----          -----          -----          -----          -----
     Total fixed charges                       1,089            913          1,117          1,073            420

Preferred stock dividend
  requirements                                    53             65             68             67             61
                                               -----          -----          -----          -----          -----
Total combined fixed charges
  and preferred stock dividend
  requirements                              $  1,142       $    978       $  1,185       $  1,140       $    481
                                               =====          =====          =====          =====          =====

Earnings (for ratio calculation)
  (Pretax earnings
  plus total fixed charges)                 $  2,557       $  2,046       $  2,324       $  2,044       $  1,025
                                               =====          =====          =====          =====          =====

Ratio of earnings to combined
  fixed charges and preferred
  stock dividend requirements                   2.24           2.09           1.96           1.79           2.13
                                               =====          =====          =====          =====          =====

For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements "earnings" represent income before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.